UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-40046

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Core Scientific, Inc.

Full Name of Registrant

Former Name if Applicable

210 Barton Springs Road, Suite 300

Address of Principal Executive Office (Street and Number)

Austin, Texas 78704

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed on December 21, 2022 by Core Scientific, Inc. (the “Company”), the Company and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors continue to operate their business and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

A significant amount of time is required of the Company’s management and personnel to support matters related to the Chapter 11 Cases, the additional complexities of accounting for the implications of the Chapter 11 Cases on multiple aspects of the Company’s financial reporting and the Company’s accounting and financial reporting requirements in accordance with U.S. Generally Accepted Accounting Principles and United States Securities and Exchange regulations. In addition, as previously disclosed in the Current Report on Form 8-K filed on October 27, 2022, the Company’s operating performance and liquidity were significantly impacted by the prolonged decrease in the price of bitcoin, the increase in electricity costs, and the increase in the global bitcoin network hash rate during the year ended December 31, 2022. The assessment of the financial statement effects of these circumstances must be concluded to complete the Company’s annual financial statements that are to be included in the Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”). In particular, the Company concluded that an assessment of its carrying value of property, plant and equipment is necessary as of December 31, 2022. The Company has determined that it is likely that it will recognize asset impairments on these assets. In addition, the Company is evaluating the appropriate disclosures related to liquidity and other matters. The complexity of the analysis for asset impairments and disclosures related to liquidity and other matters has contributed to a delay in finalizing the Company’s annual financial statements.

As a result, the Company is unable to file its Annual Report by the prescribed date without unreasonable effort or expense.

The Company intends to file the Annual Report within the fifteen-day extension following the due date under the relief provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Denise Sterling	650	703-6991
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, those related to the Company’s ability to meet future liquidity requirements and comply with covenants in its indebtedness, the Company’s ability to exist or remain as a going concern and the Company’s expected timing for filing its Annual Report on Form 10-K for the year ended December 31, 2022. These statements are provided for illustrative purposes only and are based on various assumptions, whether or not identified in this Form 12b-25, and on the current expectations of the Company’s management. These forward-looking statements are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including those identified in the Company’s reports filed with the U.S. Securities and Exchange Commission, and if any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Core Scientific, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2023	By:	/s/ Denise Sterling
Name: Denise Sterling
Title: Chief Financial Officer